UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Kaiser Ventures LLC
(Name of Issuer)

Class A Units
(Title of Class of Securities)

483101101
(CUSIP Number)

Richard E. Stoddard
Chief Executive Officer, President and Chairman of the Board
Kaiser Ventures LLC
337 N. Vineyard Ave., 4th Floor
Ontario, California 91764
(909) 483-8500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box..

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483101101	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Richard E. Stoddard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,668
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 429,668
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,668
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 483101101	13D	Page 3 of 6 Pages

Item 1.   Security and Issuer

This Amendment No. 4 (this “Amendment”) supplements and amends the statement on Schedule 13D filed on May 16, 2011, as amended on October 14, 2011, February 22, 2012 and January 7, 2013 (the “Schedule 13D”), by Richard E. Stoddard (the “Reporting Person”), relating to the Class A Units (the “Units”) of Kaiser Ventures LLC, a Delaware limited liability company (the “Issuer”).  The address of the Issuer’s principal executive office is 337 N. Vineyard Ave., 4th Floor, Ontario, California 91764.  There is no public or secondary trading market for the Units. Accordingly, the Units are not registered on a national securities exchange or quoted on an inter-dealer quotation system of a registered national securities association.

Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby modified to read as follows:

The Reporting Person is the Chief Executive Officer, President and Chairman of the Board of the Issuer.  Most of the Units beneficially owned by the Reporting Person were acquired as a result of and in the course of his providing services for the benefit of the Issuer (or a predecessor of the Issuer) as compensation pursuant to (i) his Employment Agreement (or predecessor employment and/or compensation arrangements) with or for the benefit of the Issuer and (ii) the Plan.

The Board of Managers of the Issuer has concluded that it is in the best interests of the Issuer and its members to dissolve and liquidate as the final step in implementing the Issuer’s previously approved cash maximization strategy.  The Issuer plans on selling its remaining assets, discharging or making adequate provision for its known and contingent liabilities and distributing the net liquidation proceeds, if any, in one or more future distributions to members.  The Reporting Person is a member of the Board of Managers.

As discussed in more detail below, on January 15, 2013, the Board of Managers of the Issuer unanimously voted to adopt a Plan of Dissolution and Liquidation (the “Plan of Dissolution”) and a Second Amended and Restated Operating Agreement for the Issuer (the “New Operating Agreement” and collectively with the Plan of Dissolution, the “Governing Documents”), both of which actions are subject to approval by the Issuer’s members.  In anticipation of the proposed dissolution and liquidation of the Issuer, the Issuer entered into a Liquidation Manager Agreement with the Reporting Person as set forth in Item 6 below.

If the Plan of Dissolution and the New Operating Agreement are approved by the Issuer’s members, the New Operating Agreement would:

●	Restrict the purpose of the Issuer to activities associated with its liquidation, dissolution and winding up;

●
Eliminate the Board of Managers of the Issuer and replace it with a single Liquidation Manager with such power and authority as necessary to manage the liquidation and dissolution of the Issuer and the winding up of its affairs;

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●	Designate Richard E. Stoddard as the initial Liquidation Manager and to provide for the appointment of his successor in the event of resignation, removal for cause, death or disability;

●
Designate Terry L. Cook as the initial Member Representative to act for and on behalf of the members to the extent necessary and provided for in the Plan of Dissolution and the New Operating Agreement and to further provide for the appointment of his successor in the event of resignation, death or disability;

●
Limit the duration of the Issuer to a period not greater than three years, subject to such reasonable extension as necessary to complete the sale or distribution of all the Issuer’s assets and the receipt of the purchase price for any asset sale;

●	Prohibit any transfer or exchange of units, other than by will, intestate succession or operation of law and to prevent admission of new members;

●	Eliminate provisions relating to meetings of members;

●
Update the Issuer’s current members’ operating agreement in accordance with recent Delaware case law and recent practice by eliminating the fiduciary duties of the Issuer’s managers and members to the fullest extent permitted by Delaware law (other than the covenant of good faith and fair dealing implied in the New Operating Agreement); and

●	Make other changes consistent with a company in dissolution.

The Reporting Person beneficially owns or may be deemed to beneficially own his Units for investment purposes.  Inherent in his capacity as the Chief Executive Officer, President and Chairman of the Board of the Issuer, and following the Effective Date, as Liquidation Manager, the Reporting Person intends to participate in and influence the affairs of the Issuer.  Through the Effective Date, the Reporting Person also intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to the Units beneficially owned by him.  Until the Effective Date under the New Operating Agreement, the Reporting Person may in the future (1) acquire additional securities of the Issuer, through private purchases or otherwise, (2) dispose of all or a portion of his interest in the Issuer, through private negotiated sales to one or more purchasers or otherwise, or by gift or donation to family members, charitable organizations or third parties, or (3) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters.

Other than as described above, the Reporting Person does not have any current plans or proposals beyond those already being undertaken or contemplated by the Issuer relating to any of the following:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of managers or management of the Issuer, including any plans or proposals to change the number or term of managers or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of formation, operating agreement or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of unitholders to less than 300); or (g) any action similar to any of those enumerated above.

CUSIP No. 483101101	13D	Page 5 of 6 Pages

The foregoing summary is qualified in its entirety by the full text of the Plan of Dissolution and New Operating Agreement, which are filed as Exhibits 3.2  and 99.1, respectively, to the Issuer’s Report on Form 8-K filed on January 18, 2013 and are incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Transition Employment Agreement

Business Staffing, Inc., a company owned by the executive officers of the Issuer including the Reporting Person, provides staffing to the Issuer, the cost of which is reimbursed by the Issuer without mark-up or profit to Business Staffing. In recognition of the Issuer’s sale of the fifty percent (50%) ownership interest in West Valley MRF, LLC in April 2012 which was the Issuer’s remaining dependable source of cash flow and the anticipated culmination of the Issuer’s cash maximization strategy which would likely lead to the dissolution of the Issuer, Business Staffing negotiated and entered into a Transition Employment Agreement with each executive officer, including the Reporting Person, and accelerated the payment of certain compensation as discussed in more detail under Item 5.02 of the Issuer’s Form 8-K filed December 31, 2012, which is hereby incorporated by reference herein. Such description is qualified in its entirety by the full text of the Transition Employment Agreement between the Issuer and the Reporting Person, which is filed as Exhibit 10.1 to the Issuer’s Form 8-K filed December 31, 2012 and is incorporated herein by reference.

Liquidation Manager Agreement

On January 15, 2013, in connection with the Plan of Dissolution, the Issuer entered into a Liquidation Manager Agreement with the Reporting Person.  However, even though the Issuer approved and entered into the Liquidation Manager Agreement, such agreement is not effective until the day after the Effective Date of the Plan of Dissolution (the “Effective Date”).  Until such time as the Liquidation Manager Agreement becomes effective, the Reporting Person’s Transition Employment Agreement with Business Staffing, Inc. will remain in place.  The Liquidation Manager Agreement was approved by the Board of Managers with Mr. Stoddard abstaining from the vote.  The description of the Liquidation Manager Agreement provided under Item 5.02 of the Issuer’s Form 8-K filed January 18, 2013 is hereby incorporated by reference herein.  Such description is qualified in its entirety by the full text of the Liquidation Manager Agreement, which is filed as Exhibit 10.1 to the Issuer’s Report on Form 8-K filed January 18, 2013 and is incorporated herein incorporated by reference.

Item 7.   Material to be Filed as Exhibits

Exhibit No.

99.1	Plan of Dissolution and Liquidation as approved by the Company’s Board of Managers on January 15, 2013 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed January 18, 2013).

99.2
Second Amended and Restated Operating Agreement for the Company as approved by the Company’s Board of Managers on January 15, 2013 (incorporated by reference to Exhibit 3.2 to the Issuer’s Form 8-K filed January 18, 2013).

99.3
Transition Employment Agreement between Richard E. Stoddard and Business Staffing, Inc. dated effective January 1, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed December 31, 2012).

99.4	Liquidation Manager Agreement between Richard E. Stoddard and Kaiser Ventures, LLC dated January 15, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed January 18, 2013).

CUSIP No. 483101101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2013

/s/ Richard E. Stoddard
Name: Richard E. Stoddard